

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 21, 2006

Mr. Randall D. Cooley
Vice President and Chief Financial Officer
National Energy Group, Inc.
4925 Greenville Avenue
Dallas, TX 75206

> **Re:** **National Energy Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Form 8-K**
> **Filed November 28, 2006**
> **File No. 001-31345**

Dear Mr. Cooley:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2005 and Form 8-K filed on November 28, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Financial Statements

8. Investment in Holding LLC, page F-14

1.   We understand your interest in Holding LLC includes a 50% non-managing membership interest and the receipt of distributions as defined by the operating agreement with Holding LLC. You have disclosed that your investment in Holding LLC is recorded as a "preferred investment", initially recorded at historical cost of the net assets contributed to Holding LLC and accreted into income at the implicit rate of interest up to the guaranteed and priority amounts, as defined by the operating agreement. Later, you state the residual interest in Holding LLC is accounted for under the equity method in accordance with APB 18. Based on these disclosures, the accounting for your 50% membership interest and the distributions received under the operating agreement remain unclear. Please explain in detail how you have accounted for these investments separately (e.g. your membership interest separately from the distributions under the operating agreement). In your response, please identify the accounting standards that support your conclusions and tell us how you considered the impact of FIN 46(R) on your accounting for this investment.

        In addition, we note the roll forward of the investment account presented on page F-16. We understand the guaranteed payment recognized each year from Holding LLC is equal to 10.75% of the priority amount of approximately $148.6 million. Please provide a detailed calculation of the accretion amount recorded during the periods presented.

Form 8-K

Exhibit 99.1

2.   We note you completed the sale of your 50% interest in Holding LLC under the purchase option provision of the operating agreement and that all management agreements were subsequently terminated on November 21, 2006. We have reviewed the pro forma statements presented to reflect these events and note a discussion of expected gain or loss recognition has not been provided. Although it would be inappropriate to reflect the gain or loss within the pro forma income statements, such amounts would be reflected in the adjustment to retained earnings on the pro forma balance sheet and warrant further explanation in the notes to the pro forma financial statements. Please provide a reconciliation of the gain or loss expected to be recorded based on the sale proceeds received, investment balance as of September 30, 2006 and any other amounts applicable.

3.   Based on our review of subnotes (a) and (b) to footnote 2 in comparison to disclosure throughout the Form 8-K, the basis for the calculation of the amounts reflected as adjustments to the balance sheet accounts is unclear. For example, your balance sheet reflects the outstanding debt and accrued interest owed as of September 30, 2006 as $148,637,000 and $6,657,699, respectively, or $155,294,699 in total, which is different from the $149,569,077 disclosed on page 3. Additionally, using the balances reflected on the balance sheet, the $155,294,699 debt and accrued interest payment would leave approximately $105,530,372 in excess cash versus $111,255,994 as disclosed. We note other amounts outstanding related to affiliates that may also affect this balance. To clarify, it may be helpful to provide a calculation of the amounts received and amounts owed to clearly identify how the remaining cash balance was calculated.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Shannon Buskirk at (202) 551-3717, or if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3684 with any other questions.

Sincerely,

April Sifford
Branch Chief